Filed Pursuant to Rule 253(g)(2)

File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 21 DATED NOVEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Update.

Asset Update

Senior Mortgage Loan – Ark Douglas - Update

On November 15, 2016, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Lending”) a first mortgage loan with a maximum principal balance of $1,250,000 (the “Ark Douglas Senior Loan”). The borrower, Ark Douglas LLC, a California limited liability company (“Ark Douglas”), used the loan proceeds to purchase land located at 1363-1371 Douglas Street, Los Angeles, CA 90026 (the “Ark Douglas Property”), and plans to redesign the seven entitled small lot homes and eventually build the small lot subdivision after securing construction financing. The Ark Douglas Senior Loan was secured by the Ark Douglas Property.

On November 14, 2017, Ark Douglas paid off the investment for the full amount of the Ark Douglas Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $1,250,000 as of the pay-off date. Ark Douglas intends to proceed through construction of the project in 2018.